June 7, 2013

VIA EDGAR AND HAND DELIVERY

Ms. Lauren P. Nguyen

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Noodles & Company
Registration Statement on Form S-1 and subsequent amendment
File No. 333-188783

Dear Ms. Nguyen:

On behalf of Noodles & Company (the “Company”), this letter supplementally provides to the staff of the Securities and Exchange Commission information regarding the estimated price range to be set forth in the preliminary prospectus circulated to investors. Based on current market conditions, and giving effect to the contemplated reverse stock split noted below, the estimated price range is expected to be a two dollar range with the bottom of the range to be no less than $13.00 per share and a top of the range to be no more than $15.00 per share. This range is estimated based on a reverse stock split adjusted basis, anticipating a reverse stock split ratio of 0.58 for 1. The actual price range could vary based on changes to market conditions between the date of this letter and the date the preliminary prospectus is circulated to investors. Not giving effect to the contemplated reverse stock split, the estimated price would range between an expected low of $7.54 per share and an expected high of $8.70 per share. The Company confirms it will disclose a price range in the preliminary prospectus circulated to investors.

If you should have any questions or would like further information with respect to this matter, please direct them to me at (212) 351-4034 or to Sean Sullivan at (212) 351-2453.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

CC:	Tonya K. Aldave, Securities and Exchange Commission
Heather Clark, Securities and Exchange Commission
Linda Cvrkel, Securities and Exchange Commission
Paul Strasen, Noodles & Company
Michael Kim, Kirkland & Ellis LLP
Joshua Korff, Kirkland & Ellis LLP